

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

Mr. Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road
Kunming City, Yunnan Province
People's Republic of China 650000

> **Re: First China Pharmaceutical Group Inc.**
> **Amendment No. 8 to Form 8-K**
> **Filed November 2, 2011**
> **File No. 000-54076**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets.

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm, page 1

1. We note your response to prior comment 4 in our letter dated October 18, 2011. Please have your auditor remove the fourth paragraph from his report. The restated balance sheets and the related restatement disclosures within the financial statement footnotes must be audited in order to comply with 8-02 of Regulation S-X. In this regard, your auditor should include a reference to your restatement in his report in accordance with AS 6 paragraph 9 which states "[t]he correction of a material

misstatement in previously issued financial statements should be recognized in the auditor's report on the audited financial statements through the addition of an explanatory paragraph, as described in AU sec. 508." Furthermore, AU 561 paragraph 6 (a) states that "the reasons for the revision (restatement) usually should be described in a note to the financial statements and referred to in the auditor's report."

Notes to the Financial Statements, pages 6 – 20

2. We note the explanation provided in your response to prior comment 6 in our letter dated October 18, 2011. However, we continue to believe the restatement is a correction of an error. Accordingly, please provide all required disclosures as found in ASC 250-10-50-7 through 50-10, as applicable, including a description of the nature of the error and the effect of the correction on each financial statement line item.

Management's Discussion and Analysis…, page 49

Liquidity and Capital Resources, page 54

Overview, page 54

3. We note your revisions on page 54 regarding the impact of the reclassification on your liquidity. However, your previous disclosure, prior to the reclassification, contemplated a period of time when you would have access to cash collected by Mr. Wang that could be used to finance operations in the interim between bonus compensation payments to Mr. Wang. Under the reclassification, you will not have an opportunity to use these earnings in operations for any period of time. We note that on page 3 of your most recently amended 10-K you state that due to the distribution to Mr. Wang you are now pursuing direct bank financing "to further address [your] liquidity situation." Please revise this section to account for this change in your liquidity position.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Robert Littlepage for

Larry Spirgel
Assistant Director

cc: Mark C. Lee, Esq.
        Greenberg Traurig, LLP